UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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14047576

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8 – 53166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SPRING INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 NASON HILL LANE
(No. And Street)

SHERBORN,	MA	01770
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN B. SPRING — (508) 655 - 3790
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor,	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, JONATHAN B. SPRING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPRING INVESTOR SERVICES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALBERT M. TIZZANO
Notary Public, Commonwealth of Massachusetts
My Commission Expires April 3, 2020

Signature

PRESIDENT & CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPRING INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Spring Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Spring Investor Services, Inc. (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Spring Investor Services, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 24, 2014

SPRING INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and Cash Equivalents	$ 76,475
Accounts Receivable	5,000,000
Loans to Shareholder	41,834
Prepaid Expenses	1,270
TOTAL ASSETS	$ 5,119,579

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts Payable	$ 55,057
Total Liabilities	55,057
Shareholder's Equity:	
Common Stock, No Par Value, 200 Shares Authorized, 100 Shares Issued and Outstanding	1,000
Additional Paid in Capital	2,175,000
Retained Earnings	2,888,522
Total Shareholder's Equity	5,064,522
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 5,119,579

The accompanying notes are an integral part of this financial statement.

SPRING INVESTOR SERVICES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Spring Investor Services, Inc. (the "Company") was incorporated in Massachusetts on November 30, 1995 under the name QED Market Advisors, Inc. The Company changed its name to Spring Investor Services, Inc. on November 20, 2000 and commenced operations as a broker dealer on September 5, 2001. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The major business line of the Company was to market private placement products to accredited investors. The Company has suspended its regular operations while awaiting the outcome of the litigation discussed in Note 5 below. The remaining sole purpose of the Company is to collect money's owed it by hedge funds that, before 2006, agreed to pay the Company trailing fees for its services.

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company does not have any clearing or execution arrangements with any firms. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America.

FASB ASC 820, *Fair Value Measurements* bears no material effect on these financial statements.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The Company has not experienced any losses in these accounts.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $21,418, which was $16,418 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.57 to 1.

NOTE 3. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in the State of Massachusetts. Accordingly, the corporation is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by the shareholder on his individual tax returns.

The Company is subject to the Massachusetts Excise Tax. A provision for this tax has been made and is reflected on the statement of operations in other expenses.

The Company has determined that there are no uncertain tax positions which require adjustments or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2010, 2011 and 2012.

NOTE 4. USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

During 2007, the Company initiated an action against a party for consulting fees. In December 2013 this action has been settled in favor of the Company. The settlement amount of $5,000,000 is to be received by the Company in 2014. As a result of the settlement, the allowance for doubtful accounts of $1,402,264 has been reversed in 2013 and an additional receivable of $2,195,473 has been recorded in the Statement of Operations to reflect the full settlement to be received in 2014.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and is not a named party in any lawsuit at December 31, 2013.

NOTE 7. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2013 or during the year then ended.

NOTE 8. SUBSEQUENT EVENTS

An action initiated in 2007 by the Company against a client for consulting fees has been settled in favor of the Company in December 2013 (See Note 5). The settlement amount of $5,000,000 is to be paid by the counter-party in installments to the Company during 2014. In January 2014 the Company received $2,500,000 as the first installment payment toward the $5,000,000 settlement amount due.

Subsequent events have been evaluated and no other events have been identified which require disclosure.